FUNDVANTAGE TRUST

103 Bellevue Parkway

Wilmington, DE 19809

April 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Delaying Amendment for FundVantage Trust Registration Statement on Form N-14

File No. 333-286270

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), FundVantage Trust (the “Registrant”) is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Gotham Defensive Long 500 Fund, Gotham Enhanced 500 Plus Fund and Gotham Hedged Core Fund with and into Gotham Index Plus Fund. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 31, 2025, pursuant to Rule 488 under the Securities Act (Accession No. 0001829126-25-002215).

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Wilmington, State of Delaware on the 29th day of April 2025.

No fees are required in connection with this filing. If you have any questions or comments, please do not hesitate to contact James L. Severs at Troutman Pepper Locke LLP, counsel to the Registrant, at (919) 835-4142.

Sincerely,

/s/ Joel L. Weiss
Joel L. Weiss
President and CEO
FundVantage Trust